Contact:  RAOUL J. WITTEVEEN
          (212) 916-3261

NEWS FOR IMMEDIATE RELEASE

                 INTERPOOL, INC. REPORTS 2ND QUARTER RESULTS --
         INCOME PER SHARE OF $0.31 AS COMPARED WITH $0.30 FOR PRIOR YEAR

PRINCETON, NJ, August 7, 1997 -- Interpool, Inc. (NYSE: IPX) reported today that its 1997 second quarter income per share, before extraordinary and non-recurring charges, was 31 cents per share (on a primary basis), as compared with 30 cents (on a fully diluted basis) for the same period in 1996. Adjustments for full dilution had no impact on 1997 second quarter income per share. Revenues during the second quarter of 1997 were $39,784,000, up 9% from $36,431,000 in the second quarter of 1996.

Interpool, Inc.'s income per share before extraordinary and non-recurring charges rose to 61 cents per share (on a primary basis) in the first half of 1997 compared with 57 cents per share (on a fully diluted basis) for the same period in 1996. Adjustments for full dilution had no material impact on income per share in the first six months of 1997. Revenues for the six months ended June 30, 1997 rose to $77,960,000, up 9% from $71,610,000 in the first six months of 1996.

Martin Tuchman, Chairman and Chief Executive Officer, noted that in the past two weeks the company has taken advantage of extraordinarily attractive debt markets and has issued $225 million of ten year notes, comprised of $150 million of 7.35% Notes due 2007 and $75 million of 7.20% Notes due 2007. These Notes represent Interpool's first issues of unsecured debt, recognizing the company's growing credit strength. The net proceeds from these offerings are being used for general corporate purposes, including repayment of secured indebtedness, the purchase of equipment, possible future acquisitions and working capital.

Mr. Tuchman noted that Interpool has continued to expand its container and chassis fleets by adding approximately 28,000 container TEUs (twenty-foot-equivalent units) and 2,000 chassis units during the second quarter, bringing the total container fleet to approximately 340,000 container TEUs, and the chassis fleet to approximately 59,000 units, while maintaining equipment utilization of 97%.

The company conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the second quarter of 1997, the Interpool Limited international container division's contribution to consolidated income before extraordinary and non-recurring items rose to $7,636,000 from $7,255,000 in 1996, while the domestic intermodal division's contribution decreased to $1,191,000 from $2,216,000. The domestic intermodal division's second quarter contribution was reduced by $1.1 million of interest expense, net of taxes, attributable to the $75 million of 9 7/8% Capital Securities sold by the company in January, 1997. Revenues for the second quarter of 1997 from the Interpool Limited international container division increased to $21,756,000 from $19,979,000 in 1996, while revenues from the domestic intermodal division rose to $18,028,000 from $16,452,000.

During the six months ended June 30, 1997, the Interpool Limited international container division's contribution to consolidated income before extraordinary and non- recurring items rose to $15,097,000 from $13,835,000 in 1996, while the domestic intermodal division's contribution decreased to $2,824,000 from $4,084,000. The domestic intermodal division's six month contribution was reduced by $1.9 million of interest expense, net of taxes, attributable to the $75 million of 9 7/8% Capital Securities sold by the company in January, 1997. Revenues for the first half of 1997 from the Interpool Limited international container division increased to $42,498,000 from $38,865,000 in 1996, while revenues from the domestic intermodal division rose to $35,462,000 from $32,745,000.

As previously announced, the company issued $75 million of 9 7/8% Capital Securities during the first quarter while the company's 5 3/4% Cumulative Convertible Preferred Stock was redeemed/converted during the same period. Also during the first quarter the company split its Common Stock on a three-for-two basis, resulting in 50% more shares available for trading and announced a 12.5% dividend increase from the 1996 dividend rate, after giving effect to the stock split. The current dividend rate is 15 cents per share on an annualized basis.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

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                           INTERPOOL, INC.
                   CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except amounts per share)
                                   (Unaudited)
                                                       THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                             JUNE 30,                          JUNE 30
                                                       1997             1996            1997             1996
                                                     ------------     ------------   ------------   ------------
REVENUES (1)                                            $39,784       $36,431        $77,960        $71,610


LEASE OPERATING AND ADMINISTRATIVE EXPENSES               9,352         6,957         17,695         14,519
DEPRECIATION AND AMORTIZATION OF
 LEASING EQUIPMENT                                        8,691         8,048         17,222         15,985
GAIN  ON  SALE OF LEASING EQUIPMENT                        (427)         (173)          (756)         (444)
                                                    ------------      ------------   ------------  ------------
EARNINGS BEFORE INTEREST AND TAXES                       22,168        21,599         43,799        41,550
INTEREST EXPENSE , NET                                   11,666        10,228         22,728        20,081
                                                    ------------      ------------   ------------  ------------
INCOME BEFORE TAXES, EXTRAORDINARY LOSS                  10,502        11,371         21,071        21,469
  AND NON-RECURRING CHARGE
PROVISION FOR INCOME TAXES                                1,675         1,900          3,150         3,550

INCOME BEFORE EXTRAORDINARY LOSS                    ------------      ------------   ------------  ------------
 AND NON-RECURRING CHARGE                                 8,827         9,471         17,921        17,919

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT,
NET OF APPLICABLE TAXES OF $225                           -             -                328        -

NON-RECURRING CHARGE  -  ACQUISITION OF
  PREFERRED STOCK OF SUBSIDIARY (2)                       -             -             -              2,392
                                                   ------------      ------------    ------------  ------------
NET INCOME                                               $8,827        $9,471        $17,593       $15,527
                                                   ============      ============    ============  ============

INCOME PER SHARE BEFORE EXTRAORDINARY
LOSS AND PREMIUM PAID ON REDEMPTION OF
PREFERRED STOCK IN 1997:
   PRIMARY                                                $0.31         $0.32          $0.61        $0.60
   FULLY DILUTED                                          NA            $0.30          NA           $0.57

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT:
   PRIMARY                                                -             -              ($0.01)      -
   FULLY DILUTED                                          -             -               -           -

PREMIUM ON REDEMPTION OF PREFERRED STOCK: (3)
   PRIMARY                                                -             -              ($0.24)      -
   FULLY DILUTED                                          -             -              -            -

NET INCOME PER SHARE :
   PRIMARY                                                $0.31         $0.32          $0.36        $0.60
   FULLY DILUTED                                          NA            $0.30          NA           $0.57



WEIGHTED AVERAGE SHARES OUTSTANDING:
   PRIMARY                                               28,444        26,592          27,968       26,468
   FULLY DILUTED                                         NA            31,472          NA           31,209



(1) Revenue in the second quarter of 1997 includes $1.5 million of successful legal claim recovery.

(2) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc. through the issuance of Interpool, Inc. preferred stock.  Such charge has no impact on net income per share because unpaid dividends were included in the computation of net income per share

(3) Represents a special non-recurring charge to retained earnings during the first quarter of 1997 of $6,716 for the redemption of
    5 3/4% Convertible Preferred Stock expressed as amount per share.

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